06008734

BB 3/11 AB 3/20

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH., D.C. 185

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 49713 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANAURY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKER FINANCIAL CORP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 SMITH STREEET
(No. and Street)

NANUET, NEW YORK 10954
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK WALKER 845-627-1004
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE, DEER PARK, NY 11729
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 3 0 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, PATRICK WALKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKER FINANCIAL CORP., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RALPH G. RIVERSO
Notary Public, State of New York
No. 44-8589145
Qualified in Rockland County
Commission Expires 1/31/06

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PARKER FINANCIAL CORP.

## FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

## YEAR ENDED DECEMBER 31, 2005

# TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

To the Board of Directors of
Parker Financial Corp
Nanuet, New York

Gentlemen:

I have audited the balance sheet of Parker Financial Corp. as of December 31, 2005 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Parker Financial Corp. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, I have examined the supplementary schedules on pages 7 and 8 and in my opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

*Michael Damsky, C.P.A.*

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
February 26, 2006

# PARKER FINANCIAL CORP.

## BALANCE SHEET

## DECEMBER 31, 2005

### ASSETS

| | |
|---|---|
| **Current Assets:** | |
| Cash | $ 437 |
| Due from Broker - | 57,142 |
| | 57,579 |
| **Fixed Assets:** | 49,243 |
| Accumulated Amortization | 46,346 |
| | 2,897 |
| **Other Assets:** | |
| Securities | 3,060 |
| Prepaid Expenses | 12,300 |
| | 15,360 |
| | $ 75,836 |

### LIABILITIES and STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Current Liabilities:** | |
| Accrued Expenses | $ 33,070 |
| **Stockholders' Equity:** | |
| Common Stock at Par Value, 100 Shares Issued | 100 |
| Additional Paid in Capital | 1,277,837 |
| Retained Earnings | (1,120,171) |
| Treasury Stock | (115,000) |
| | 42,766 |
| | $ 75,836 |

"See Accompanying Notes and Accountants' Report"

# PARKER FINANCIAL CORP.

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Revenue: | |
| Commission Income | $ 406,193 |
| Interest Income | 6,342 |
| | 412,535 |
| Expenses: | |
| Clearing Fees | 88,144 |
| Regulatory Fees | 20,353 |
| Salaries | 43,550 |
| Communication | 12,632 |
| Commissions | 120,244 |
| Interest | 1,155 |
| Professional Fees | 33,043 |
| Office | 23,616 |
| Rent | 35,350 |
| Insurance | 43,685 |
| Miscellaneous | 4,280 |
| Travel and Entertainment | 6,849 |
| Taxes and Licenses | 468 |
| Deprecation | 800 |
| | 434,169 |
| Net (Loss) | (21,634) |
| Deficit: Beginning of Year | (1,098,537) |
| Deficit: End of Year | $(1,120,171) |

"See Accompanying Notes and Accountants' Report"

# PARKER FINANCIAL CORP.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net (Loss) | $( 21,634) |
| Adjustments to reconcile net income to Net cash provided by operating activities: | |
| Depreciation and Amortization | 800 |
| Decrease in Due form Broker | 3,778 |
| Increase in Prepaid Expenses | 1,769 |
| Increase in Accrued Expenses | (13,694) |
| Net cash provided by(used for) Operating activities | ( 28,981) |
| Cash Flows from Financing Activities:, | |
| Additional paid in capital | 26,200 |
| Net cash provided by financing activities | 26,200 |
| Cash Flows from Investing Activities: | |
| Purchase of Equipment | ( 297) |
| Net cash provided by investing activities | ( 297) |
| Net (Decrease) in Cash | (3,078) |
| Cash Balance Beginning | 3,515 |
| Cash Balance Ending | $ 437 |

"See Accompanying Notes and Accountants' Report"

# PARKER FINANCIAL CORP.

## STATEMENT OF CHANGES IN EQUITY

## YEAR ENDED DECEMBER 31, 2005

| | Common Stock | Additional Paid in Capital | Deficit | Treasury Stock |
|---|---|---|---|---|
| Beginning Balance | 100 | $1,251,637 | $(1,098,537) | $(115,000) |
| Capital Contribution | | 26,200 | | |
| Net (Loss) | - | - | ( 21,634) | - |
| Ending Balance | 100 | $1,277,837 | $(1,120,171) | $(115,000) |

"See Accompanying Notes and Accountants' Report"

# PARKER FINANCIAL CORP.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2005

NOTE 1 - **ORGANIZATION**

Parker Financial Corp. (The Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.. The company acts as an introducing broker and is engaged in proprietary trading of securities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Securities are valued at market value. Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets are depreciated over their estimated useful lives using the straight-line method.

NOTE 2 - **CONTINGENT LIABILITIES**:

Under an agreement with its clearing broker the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers, until actual and complete payment has been received by the clearing broker.

-The Company is contingently liable for a settlement agreement signed by the Company's owner.

NOTE 3 - **NET CAPITAL REQUIREMENTS**

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2005, the Company had net capital of $19,509, in excess of its requirement of $5,000.

NOTE 5 - **COMMITMENTS**:

The Company has an agreement to lease office space under an operating lease expiring on March 31, 2007.

| | |
|---|---|
| 2006 | $ 32,001.00 |
| 2007 | 8,001.00 |

SUPPLEMENTARY INFORMATION

## PARKER FINANCIAL CORP.

## SUPPLEMENTARY INFORMATION

## YEAR ENDED DECEMBER 31, 2005

Computation of Net Capital:

| | | |
|---|---|---|
| 1. | Total Ownership Equity | $ 42,766 |
| 2. | Less: Ownership Equity not allowed for Net Capital | 18,257 |
| | | 24,509 |
| 3. | Less: Haircuts on Securities | - |
| 4. | Net Capital | $ 24,509 |

Computation of Basic Net Capital Requirement

| | | |
|---|---|---|
| 1. | Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness) | $ 2,206 |
| 2. | Minimum Dollar Net Capital | 5,000 |
| 3. | Net Capital Requirement | 5,000 |
| 4. | Net Capital | 24,509 |
| 5. | Excess Net Capital | $ 19,509 |

Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| 6. | Total Liabilities | $ 33,070 |
| 7. | Non Aggregate Indebtedness | - |
| | | $ 33,070 |

"See Accompanying Notes and Accountants' Report"

# PARKER FINANCIAL CORP.

## RECONCILIATION OF NET CAPITAL

## YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Audited Net Capital | $ 24,509 |
| Net Capital per Focus Part IIA | 17,182 |
| Difference | $ 7,327 |
| Accrued Expenses | $ 7,327 |

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

February 26, 2006

Parker Financial Corp.
Nanuet, New York

Gentlemen:

I have examined the Financial Report of Parker Financial Corp. as required by the National Association of Securities Dealers as of December 31, 2005 and have issued a report thereon dated February 26, 2006. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2005 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2005 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

*Michael Damsky, CPA*

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 26, 2006